Available Now: Cecily Brown (17.1% | 1.10 | $1,277,000)

Cecily Brown's Performance Across the Masterworks Portfolio

27.3% 604 days held Annualized Net Return[1] SOLD	83.2% ▲ Gross Appreciation[2]	50.7% ▲ Gross Appreciation[3]

100% SOLD OUT



Available Now

CECILY BROWN



Price Appreciation of Similar Works

17.1%*

Market Risk-Adjusted Appreciation

1.10	vs.	0.48	vs.	0.55
Brown's Market		All Art Market		S&P 500

Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a “Sharpe Ratio.” Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor’s CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The set of similar sales comprise paintings by Cecily Brown with the following criteria: works on canvas executed between 2004 and 2022 which, to the best of our ability to determine, feature fully abstract compositions and measure between 15 inches by 15 inches to 42 inches by 42 inches, excluding diptychs. “Untitled (Jesus Christ)” (2007) and “Figures in a Garden #1” (2007) were excluded from the set due to the presence of discernable representational and/or figural elements. The data was sourced from publicly available auction records and does not include private sales.

1. Assumes an investment in the initial offering was made before 11/11/2020, the final closing date of the initial offering and the closing of the sale agreement on 7/8/2022. Certain costs of the sale have been estimated, such that the final annualized return may differ slightly from this rate or other offerings.

2. The Painting was acquired through public auction for the GBP equivalent of $1,949,088 on February 12, 2020. Since the Painting's last quarterly appraisal, there have been no sales of similar works sold at auction. Identical in size to the Painting, "The Girl Who Had Everything” (1998), which is a less figurative, almost completely abstract composition, sold at auction for the GBP equivalent of $5,808,914 on March 1, 2022. "Blithe Spirit" (1998), which sold at auction for the GBP equivalent of $1,127,149 on March 3, 2022, is significantly smaller than the Painting. but shares a similar color palette, subject and composition. Finally, “Spree" (1999), executed the same year as the Painting, became the artist's second most expensive painting to be sold at auction on November 18, 2021 when it realized $6,583,500. Between the fall of 2021 and May of 2022, six paintings that sold entered the artist's top ten auction records, demonstrating the strength of the artist's current overall market. The Fair Market Value of the Painting was determined in relation to the aforementioned works, with differences in size, composition, degree of figuration, year of execution and market momentum taken into consideration. Based on public auction sales, it is the opinion of this appraisal that the Fair Market Value of the Painting has remained consistent since the last quarterly appraisal.

3. The Painting is a brightly colored example of Cecily Brown's abstractions from the late 2000s and early 2010s. These works represent a temporary stylistic shift in Brown's career towards near complete abstraction. Since the Painting's last quarterly appraisal, there have been no sales of similar works sold at auction. "Girder and Joist" (2009), which is slightly smaller than the Painting, sold at auction for $1,083,600 on March 11, 2022. According to a condition report for the painting prepared by the auction house, there was a 2 inch in diameter area of paint loss at the lower right quadrant of this work. "Unfurl the Flag" (2013), which is larger than the Painting and executed in a similar bright palette, sold at auction for the HKD equivalent of $3,286,828 on October 9, 2021. "Twice Told Tales II” (1998), which is from an earlier period and also features pink and red hues, but is slightly smaller than the Painting, sold for $878,790 on May 27, 2021. Between the fall of 2021 and May of 2022, six paintings that sold entered the artist's top ten auction records, which speaks to the strength of the artist's current overall market. The Fair Market Value of the Painting was determined in relation to the aforementioned paintings, with variations in palette, composition, year of execution and market momentum taken into consideration. Based on public auction sales, one private market transaction, private market intelligence and continued market momentum for the artist, it is the opinion of this appraisal that the Fair Market Value of the Painting has remained consistent since the last quarterly appraisal.